September 26, 2019

VIA EDGAR

Re:	Natura &Co Holding S.A.

Registration Statement on Form F-4

CIK No. 0001776967

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathryn McHale

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Natura &Co Holding S.A. (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-233910) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on September 27, 2019, or as soon as practicable thereafter.

There are no underwriters in connection with the registration and, therefore, no request for acceleration or consent by an underwriter has been filed herewith.

The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Natura &Co Holding S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Principal Executive and Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer